UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
William E. Griffin, Esq.
c/o Griffin, Coogan & Veneruso, P.C.
51 Pondfield Road
Bronxville, New York 10708
Telephone Number (914) 961-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No.	None	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS William E. Griffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		321,737 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		321,737 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,737 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 37,140 shares owned directly by Mr. Griffin, 96,531 shares owned indirectly by Mr. Griffin’s Individual Retirement Account, 22,773 shares owned indirectly by Mr. Griffin’s KEOGH Plan, 2,270 shares owned indirectly by the William E. Griffin Money Purchase Plan, 36,089 shares owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated December 23, 2003, 30,657 shares owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated September 21, 2004, 66,250 shares owned indirectly by the Griffin Family Foundation, 8,572 shares owned indirectly by Mr. Griffin’s spouse and options held directly by Mr. Griffin to purchase 21,454 shares of common stock that are currently exercisable.
(2) Based on 8,134,807 shares of common stock outstanding as of February 2, 2006 plus options held directly by Mr. Griffin to purchase 21,454 shares of common stock that are currently exercisable.

Page 3 of 5 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D
Item 1. Security and Issuer
     The Reporting Person hereby amends in part his Statement on Schedule 13D dated July 18, 2000, as amended by Amendment No. 1 dated May 31, 2002, with respect to the common stock, par value $0.20 per share (the “Common Stock”), of Hudson Valley Holding Corp. (“Hudson Valley”).
     This amendment amends only those portions of the information previously reported that have changed since the prior filing.
     The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.
Item 2. Identity and Background
     (a) The Reporting Person is William E. Griffin.
     (b) The business address of the Reporting Person is 51 Pondfield Road, Bronxville, New York 10708.
     (c) The Reporting Person is an attorney and shareholder of Griffin, Coogan & Veneruso, P.C., located at 51 Pondfield Road, Bronxville, New York 10708.
     (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).
     (e) The Reporting Person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     Not applicable.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of 321,737 shares of Common Stock of Hudson Valley. Such number of shares includes (i) 37,140 shares owned directly by the Reporting Person, (ii) 96,531 shares owned indirectly by the Reporting Person’s Individual Retirement Account, (iii) 22,773 shares owned indirectly by the Reporting Person’s KEOGH Plan, (iv) 2,270 shares owned indirectly by the William E. Griffin Money Purchase Plan, (v) 36,089 shares owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated December 23, 2003, (vi) 30,657 shares owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated September 21, 2004, (vii) 66,250 shares owned indirectly by the Griffin Family Foundation, (viii) 8,572 shares owned indirectly by the Reporting Person’s spouse and (ix) options held directly by the Reporting Person to purchase 21,454 shares of common stock that are currently exercisable. The 321,737 shares of Common Stock of Hudson Valley beneficially owned by the Reporting Person represents 3.9% of the sum of 8,134,807 shares of Common Stock of Hudson Valley outstanding as of February 2, 2006 plus options to purchase 21,454 shares of common stock that are held directly by the Reporting Person and that are currently exercisable.

Page 4 of 5 Pages
     (b) The table below sets forth the information required in (b) of this Item 5:

Number of
	Shares				Shared
	Beneficially	Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Name	Owned	Power	Power	Power	Power
Common Stock of Hudson Valley	321,737	321,737	0	321,737	0
     (c) On January 26, 2006, the Reporting Person made a gift of 7,609 shares of Common Stock of Hudson Valley that were directly owned by him. The recipients of the gift were the Griffin Family Foundation, which received 5,000 shares, and the Reporting Person’s children and grandchildren, who received the remaining 2,609 shares. As of January 26, 2006, the 5,000 shares received by the Griffin Family Foundation were owned indirectly by the Reporting Person, who holds sole voting and dispositive power over such shares.
     On February 2, 2006, the Estate of Robert H. Abplanalp (the “Estate”), of which the Reporting Person was one of three executors, distributed 838,895 shares of Common Stock of Hudson Valley to the Robert H. Abplanalp Marital Trust (the “Marital Trust”), of which the Reporting Person is a trustee along with Josephine Abplanalp and James J. Veneruso. The primary beneficiary of the Marital Trust is Josephine Abplanalp, while John P. Abplanalp and Marie A. Holcombe are secondary beneficiaries. On February 2, 2006, the Marital Trust distributed 838,895 shares of Common Stock of Hudson Valley to The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “Revocable Living Trust”). The Reporting Person is not a trustee of the Revocable Living Trust. Therefore, the Reporting Person’s beneficial ownership of Common Stock of Hudson Valley decreased to less than five percent of the outstanding Common Stock of Hudson Valley on February 2, 2006.
     (d) Of the 321,737 shares of Common Stock of Hudson Valley beneficially owned by the Reporting Person, (i) 37,140 shares are owned directly by the Reporting Person, (ii) 96,531 shares are owned indirectly by the Reporting Person’s Individual Retirement Account, (iii) 22,773 shares are owned indirectly by the Reporting Person’s KEOGH Plan, (iv) 2,270 shares are owned indirectly by the William E. Griffin Money Purchase Plan, (v) 36,089 shares are owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated December 23, 2003, (vi) 30,657 shares are owned indirectly by the William E. Griffin Irrevocable Annuity Trust under an agreement dated September 21, 2004, (vii) 66,250 shares are owned indirectly by the Griffin Family Foundation, (viii) 8,572 shares are owned indirectly by the Reporting Person’s spouse and (ix) options currently exercisable to purchase 21,454 shares of common stock are held directly by the Reporting Person.
     (e) The reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of Hudson Valley on February 2, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.
Item 7. Material to Be Filed as Exhibits
No change.

Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2007

Date

c/s WILLIAM E. GRIFFIN

Signature

William E. Griffin

Name and Title